Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

 Investors:
Anat Earon-Heilborn
NICE Systems Ltd.
+1 877 245 7449
ir@nice.com

NICE Actimize Positioned in Leaders Quadrant in Analyst Firm’s
2011 Magic Quadrant for Web Fraud Detection

Analyst evaluation focused on completeness of vision and ability to execute

NEW YORK – May 4, 2011 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that it has been positioned by Gartner, Inc. in the Leaders Quadrant in the analyst firm’s “2011 Magic Quadrant for Web Fraud Detection” report.

The web fraud detection market picked up rapidly and grew about 35 % in 2010. This followed a year of rapid growth in malware-based attacks, and many companies purchased Web fraud detection solutions from the vendors in this market after they experienced malicious attacks.  Gartner estimates that the Web fraud detection market grew from about $200 million in 2009 to about $270 million in 2010.

 “Demand for Web fraud detection software and services are at an all-time high. Hackers and criminals continue attacking financial services and retail firms, and are increasingly reaching into other sectors,” said Avivah Litan, Vice President and Distinguished Analyst at Gartner, Inc., author of the report. “This has put a wide variety of enterprises across the globe on alert that they need better protection for their accounts and information.”

Litan also noted that banking trojans, such as Zeus, are spreading across the globe, circumventing strong user authentication, such as dedicated one-time-password tokens, and succeeding in pilfering the accounts of customers — typically belonging to small businesses — often stealing hundreds of thousands of dollars at a time.

Designed to detect, prevent and resolve fraud attacks targeting commercial and retail customers, NICE Actimize’s web fraud solutions perform in real time by leveraging techniques such as monitoring and profiling payment and account maintenance activities, session and authentication behaviors, and cross-channel analysis of customer interaction. Built upon a shared core technology platform, NICE Actimize’s web fraud detection solutions have been chosen by many of the world’s largest financial institutions to prevent fraud for retail and commercial customers, and have been proven to deliver a rapid return on investment through both decreased operational costs and reduced fraud losses.

The Leaders Quadrant contains security vendors that have well-established records in various types of use cases. They have earned high scores from their customers for their risk scoring and their ability to effectively stop fraud, while minimizing inconvenience to end users. These vendors are well-capitalized, and financially and organizationally stable enough to expand through acquisitions, global marketing and business development efforts.

Additionally, those included in the Leaders Quadrant also have a commitment to staying in and winning in this market, and to developing their products and services to meet evolving customer needs. They have also demonstrated that they can support markets in different parts of the world, other than their home countries. Still, even these market leaders have much work to do in improving their products and services, customer support, sales and marketing strategies.

“We are proud to be positioned in the Leader's Quadrant, and are confident that we will remain at the forefront of the financial crime and compliance markets by continuing to deliver innovative and effective solutions to our clients,” said Amir Orad, president and chief executive officer of NICE Actimize. "As we spend time with our clients evaluating these online risks, we observe that targeted online attacks against banks and other financial institutions are accelerating. In response, we continue to invest heavily to address these newest threats, and our real-time, cross-channel anti-fraud solutions are working effectively to fight these specific types of financial crime."

The full Gartner report is available, compliments of NICE Actimize, at www.actimize.com/gartnerwebfraud.

About the Magic Quadrant
The Magic Quadrant is copyrighted April 19, 2011 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

NICE Actimize, a NICE Systems company, is the world’s largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world’s largest financial institutions, including all of the top 10 banks, the company’s solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs.www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ:NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Orad, are based on the current expectations of the management of NICE-Systems Ltd.(the Company)only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.